400 Berwyn Park

899 Cassatt Road

Berwyn, PA 19312-1183

610.640.7800

Fax 610.640.7835

John P. Duke

direct dial: 610.640.7839

direct fax: 267.200.0753

dukej@pepperlaw.com

January 12, 2015

CONFIDENTIAL SUBMISSION

VIA EDGAR

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Confidential Submission Pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act And Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Bojangles’, Inc. Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Bojangles’, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-l (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2013. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

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www.pepperlaw.com

Securities and Exchange Commission

January 12, 2015

Please direct all notices, comments and communications with respect to this confidential submission to each of the following:

Bojangles’, Inc. Attention: Eric M. Newman, Esq. Executive Vice President, General Counsel and Secretary 9432 Southern Pine Boulevard, Charlotte, NC 28273 Telephone: 704.527.2675

with a copy to:	Pepper Hamilton LLP Attention: John P. Duke 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312-1183 Telephone: 610.640.7839 Facsimile: 267.200.0753 dukej@pepperlaw.com

Please direct any questions regarding this filing to me at 610.640.7839 or Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ JOHN P. DUKE

John P. Duke